Exhibit 23.1

KPMG LLP Aon Center Suite 5500 200 E. Randolph Street Chicago, IL 60601-6436

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Exicure, Inc.:

We consent to the use of our report dated March 17, 2017, except as to Note 12, as to which the date is October 2, 2017, with respect to the balance sheets of Exicure, Inc. as of December 31, 2016 and 2015, and the related statements of operations, changes in members’ equity and stockholders’ equity, and cash flows for the two-year period ended December 31, 2016, included herein, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Chicago, Illinois
February 6, 2018

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with
KPMG International Cooperative ("KPMG International"), a Swiss entity.